Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "SPORTBLX ONE CORP.", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF JANUARY, A.D. 2019, AT 3:59 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Confidential Confidential





Jeffrey W. Bullock, Secretary of State

7237671 8100
SR# 20190259535

Authentication: 202080897
Date: 01-15-19

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:59 PM 01/14/2019
FILED 03:59 PM 01/14/2019
SR 20190259535 - File Number 7237671

CERTIFICATE OF INCORPORATION

OF

SPORTBLX ONE CORP.

The undersigned, a natural person, for the purpose of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the General Corporation Law of the State of Delaware (the "**DGCL**"), hereby certifies that:

FIRST: The name of the corporation is SportBLX One Corp. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 850 New Burton Road, Suite 201, Dover, Delaware 19904, County of Kent. The name of its registered agent at such address is Cogency Global Inc.

THIRD: The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The Corporation's capital stock shall consist of, and the Corporation shall have authority to issue, 100,000 shares of common token stock, par value $0.0001 per share (the "**Common Tokens**"), of which (i) 99,999 are hereby designated as "**Series A Common Tokens**" and (ii) one is hereby designated as a "**Series B Common Token**." The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each series of capital stock of the Corporation.

A.   Common Tokens. Unless otherwise indicated, references to "sections" or "subsections" in this Part A of this Article FOURTH refer to sections and subsections of Part A of this Article FOURTH.

1.   *Series A Common Tokens.*

(a)   General. The voting, dividend and liquidation and other rights of the holders of the Series A Common Tokens are expressly made subject to and qualified by the rights of the holders of the Series B Common Tokens set forth herein and of any series of preferred stock or preferred tokens authorized, issued and outstanding hereunder.

(b)   Voting Rights. Except as provided in the DGCL, the holders of the Series A Common Tokens are not entitled to vote upon any matters presented to the stockholders of the Corporation. Notwithstanding the foregoing, except as expressly provided by this Certificate of Incorporation or as provided by law, the holders of Series A Common Tokens shall, at all times vote together with the holders of Series B Common Tokens as a single class on all applicable matters submitted to vote or for the consent of the stockholders of the Corporation. The number of authorized Series A Common Tokens may be increased or decreased (but not below the number thereof then outstanding) by the affirmative vote of the holders of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

(c)   Redemption. The Series A Common Tokens are not redeemable at the option of the holder thereof.

(d)   Equal Status. Except as expressly set forth herein, Series A Common Tokens shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Series B Common Tokens.

(e)   Liquidation. Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of record of the Series A Common Tokens will be entitled to receive, pro rata with the holders of the Series B Common Tokens, all assets of the Corporation available for distribution to its stockholders.

2.   *Series B Common Tokens.*

(a)   General. The voting, dividend and liquidation and other rights of the holders of the Series B Common Tokens are expressly made subject to and qualified by the rights of the holders of the Series A Common Tokens set forth herein and of any series of preferred stock or preferred tokens authorized, issued and outstanding hereunder.

(b)   Voting. Each holder of Series B Common Tokens shall have the right to one (1) vote per Series B Common Token, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by this Certificate of Incorporation or as provided by law, the holders of Series B Common Tokens shall at all times vote together with the holders of Series A Common Tokens as a single class on all applicable matters submitted to vote or for the consent of the stockholders of the Corporation. The number of authorized Series B Common Tokens may be increased or decreased (but not below the number of tokens thereof then outstanding) by the affirmative vote of the holders of capital stock of the Corporation representing a majority of the votes represented by all outstanding tokens of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

(c)   Liquidation. Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of record of the Series B Common Tokens will be entitled to receive, pro rata with the holders of the Series A Common Tokens, all assets of the Corporation available for distribution to its stockholders.

(d)   Subdivisions or Combinations. If the Corporation in any manner subdivides or combines the outstanding Series A Common Tokens, then the outstanding Series B Common Tokens will be subdivided or combined in the same proportion and manner.

(e)   Equal Status. Except as expressly set forth herein, Series B Common Tokens shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Series A Common Tokens.

(f)   Redemption. The Series B Common Tokens are not redeemable at the option of the holder thereof.

(g)   Automatic Conversion. In the event that any holder of Series B Common Tokens transfers any such Series B Common Tokens (such transferred tokens, "**Series B Common Transfer Tokens**"), then each Series B Common Transfer Token shall automatically, and without any further action on the part of such holder, be converted into an equal number of fully paid and nonassessable Series A Common Tokens, effective upon, subject to, and concurrently with, the consummation of such transfer of Series B Common Transfer Tokens; provided, however, that notwithstanding the foregoing, this Section 2(g) shall not apply to any transfer of Series B Common Tokens made either during the transferor's lifetime or by will or intestacy to (i) the transferor's ancestors, descendants, siblings or spouse, (ii) a trust, family limited partnership or limited liability company established for the benefit of such persons or the transferor, or (iii) an affiliate entity controlled by, controlling, or under common control of the transferor.

FIFTH: The name and mailing address of the sole incorporator is as follows:

Name   Mailing Address
Nishant Dharia   Mintz, Levin, Cohn, Ferris, Glovsky and
                        Popeo, P.C.
                        666 Third Avenue, New York, NY 10017

SIXTH: For the management of the business and for the conduct of the affairs of the Corporation, and in further definition and not in limitation of the powers of the Corporation and of its directors and of its stockholders or any class thereof, as the case may be, conferred by the State of Delaware, it is further provided that:

(i)   The management of the business and the conduct of the affairs of the Corporation will be vested in its Board of Directors. The number of directors that will constitute the whole Board of Directors will be fixed by, or in the manner provided in, the Bylaws. The phrase "whole Board" and the phrase "total number of directors" will be deemed to have the same meaning, to wit, the total number of directors, which the Corporation would have if there were no vacancies. No election of directors need be by written ballot.

(ii)   After the original or other Bylaws have been adopted, amended or repealed, as the case may be, in accordance with the provisions of Section 109 of the DGCL, and, after the Corporation has received any payment for any of its stock, the power to adopt, amend, or repeal the Bylaws may be exercised by the Board of Directors of the Corporation.

(iii)   The books of the Corporation may be kept at such place within or without the State of Delaware as the Bylaws may provide or as may be designated from time to time by the Board of Directors of the Corporation.

SEVENTH: The Corporation will, to the fullest extent permitted by Section 145 of the DGCL, as the same may be amended and supplemented from time to time, indemnify and advance expenses to (i) its directors and officers, and (ii) any person who at the request of the Corporation is or was serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, from and against any and all of the expenses (including attorneys'

Confidential

fees), liabilities, or other matters referred to in or covered by said section as amended or supplemented (or any successor thereto). Notwithstanding the foregoing sentence and except with respect to proceedings to enforce rights to indemnification, the Bylaws may provide that the Corporation will indemnify any director, officer or such person in connection with a proceeding (or part thereof) initiated by such director, officer or such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The Corporation, by action of its Board of Directors, may provide indemnification or advance expenses to employees and agents of the Corporation or other persons only on such terms and conditions and to the extent determined by the Board of Directors in its sole and absolute discretion. The indemnification provided for herein will not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, and will continue as to a person who has ceased to be a director, officer, employee, or agent and will inure to the benefit of the heirs, executors and administrators of such a person.

EIGHTH: No director of the Corporation will be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director; except to the extent exemption from liability or limitation thereof is not permitted under the DGCL as in effect at the time such liability or limitation thereof is determined. Neither the amendment or repeal of this Article EIGHTH, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article EIGHTH, will apply to or have any effect on the liability or alleged liability of any director of the Corporation for, arising out of, based upon, or in connection with any acts or omissions of such director occurring prior to such amendment, repeal, or adoption of an inconsistent provision. If the DGCL is amended after approval by the stockholders of this Article EIGHTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of directors will be eliminated or limited to the fullest extent permitted by the DGCL, as amended.

NINTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article NINTH will be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article NINTH (including, without limitation, each portion of any sentence of this Article NINTH containing any

4

such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances will not in any way be affected or impaired thereby.

TENTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of the DGCL order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be so summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization will, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

ELEVENTH: From time to time any of the provisions of this Certificate of Incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this Certificate of Incorporation are granted subject to the provisions of this Article ELEVENTH.

I, the undersigned, being the sole incorporator, for the purpose of forming a Corporation under the laws of the State of Delaware, do make, file and record this Certificate of Incorporation, to certify that the facts herein stated are true, and accordingly have executed this Certificate of Incorporation on January 14, 2019.

/s/ Nishant Dharia
Nishant Dharia
Sole Incorporator

6

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

SPORTBLX ONE CORP.

(Pursuant to Section 242 of the Delaware General Corporation Law)

It is hereby certified that:

1. The current name of the corporation is SportBLX One Corp. (the "**Corporation**").

2. The Corporation filed its Certificate of Incorporation with the Delaware Secretary of State on January 14, 2019 (the "**Certificate**").

3. The Certificate of the Corporation is hereby amended as follows:

By deleting Article FIRST in its entirety and replacing it with the following:

"FIRST: The name of the corporation is SportBLX Thoroughbreds Corp. (the "Corporation")."

4. This Certificate of Amendment to the Certificate of Incorporation of the Corporation was duly adopted pursuant to the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Certificate of Incorporation as of May 9, 2019.


SPORTSBLX ONE CORP.



By: _____
Name:
Title:


Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "SPORTBLX THOROUGHBREDS CORP.", FILED IN THIS OFFICE ON THE SECOND DAY OF MARCH, A.D. 2020, AT 7:45 O'CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

7237671 8100
SR# 20201873995

Authentication: 202503126
Date: 03-03-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:45 PM 03/02/2020
FILED 07:45 PM 03/02/2020
SR 20201858861 - File Number 7237671

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
SPORTBLX THOROUGHBREDS CORP.

SportBLX Thoroughbreds Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**Corporation**"), does hereby certify:

FIRST: That the board of directors of the Corporation duly adopted a resolution declaring advisable the Amendment of the Certificate of Incorporation of the Corporation and submitting the same to the shareholders of the Corporation entitled to vote thereon for approval. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by deleting the first paragraph of Article Fourth thereof and substituting the following:

> **FOURTH:** The Corporation's capital stock shall consist of, and the Corporation shall have authority to issue, 100,005 shares of common token stock, par value $0.0001 per share (the "**Common Tokens**"), of which (i) 99,999 are hereby designated as "**Series A Common Tokens**" and (ii) 6 are hereby designated as a "**Series B Common Tokens.**"

> Effective upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware, a 6-for-1 forward stock split for each Common Token outstanding immediately prior to such time shall automatically and without any action of the part of the holders thereof occur (the "**Forward Stock Split**"). The par value of the Common Tokens shall remain $0.0001 per share. Each Common Token outstanding immediately prior to the filing of this Certificate of Amendment, whether certificated or uncertificated, shall immediately after the filing of this Certificate of Amendment represent instead the number of Common Tokens as provided above.

> The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each series of capital stock of the Corporation.

RESOLVED FURTHER, that the foregoing resolutions be submitted to the shareholders of the Corporation for approval in accordance with §242 of the General Corporation Law of the State of Delaware.

SECOND: That thereafter, in accordance with §228 of the General Corporation Law of the State of Delaware and the bylaws of Corporation, the stockholder of the Corporation constituting the holder of outstanding Common Tokens having not less than the minimum number of votes that would be necessary to authorize or take the actions set forth herein at a meeting of stockholders at which all shares entitled to vote thereon were present and voted, executed a written consent approving the Amendment of the Certificate of Incorporation of the Corporation.

THIRD: That the amendment was duly adopted in accordance with the provisions of §242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by the undersigned this 28th day of February, 2020.

By: _____

Name: George E. Hall
Title: President

SPORTBLX ONE CORP.

BY-LAWS

Confidential

Table of Contents

Confidential

i

Confidential
Confidential

Confidential

ARTICLE I
STOCKHOLDERS

Section 1. Annual Meeting.

The annual meeting of the stockholders of the Corporation for the purpose of electing directors and for the transaction of such other business as may be brought before the meeting shall be held, in each year on such date (other than a Saturday, Sunday or legal holiday), at such time and such place within or without the State of Delaware as shall be fixed by the Board of Directors of the Corporation (the "**Board**") and stated in the notice of the meeting. If no date for the annual meeting is fixed or said meeting is not held on the date determined as provided above, there may be action by written consent of the stockholders on matters to be voted on at the annual meeting, and such written consent shall have for the purposes of these Bylaws or otherwise all the force and effect of an annual meeting.

Section 2. Special Meetings.

Subject to the rights of the holders of any class or series of preferred stock of the Corporation, special meetings of stockholders of the Corporation may be called only by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors authorized. Special meetings of the stockholders may be held at such place within or without the State of Delaware as may be stated in such resolution. No business other than that stated in the notice of such special meeting shall be transacted at such meeting.

Section 3. Notice of Meetings.

Except as otherwise required by law or the Certificate of Incorporation of the Corporation (hereinafter, the "**Certificate of Incorporation**"), written notice to stockholders stating the place (unless such meeting is to be held solely by means of remote communication), date, and time for any meeting of the stockholders, the record date for determining the stockholders entitled to vote at such meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and in the case of any special meeting, the purpose or purposes of such meeting, shall be given either by delivering a written notice personally, mailing a notice to each stockholder of record entitled to vote thereat at such stockholder's address as it appears on the records of the Corporation or by sending such notice via electronic transmission if consented to, which consent shall not thereafter have been revoked by such stockholder, in each case not less than ten (10) nor more than sixty (60) days prior to the meeting. Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or be represented by proxy; and if any stockholder shall, in person or by attorney thereunto duly authorized, in writing or by electronic mail or facsimile, waive notice of any meeting, whether before or after such meeting be held, the notice thereof need not be given to such stockholder. Notice of any adjourned meeting of stockholders need not be given except as provided in Section 5 of this Article I.

Confidential

Section 4.   Quorum.

At any meeting of the stockholders, the holders of a majority of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. Where a separate vote by a class or classes is required, a majority of the shares of such class or classes present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter.

Section 5.   Adjournment.

At any meeting of stockholders, whether or not there shall be a quorum present, the holders of a majority of shares voting at the meeting, whether present in person at the meeting or represented by proxy at the meeting, may adjourn the meeting to another place, date, or time. Except as otherwise provided by law, notice of such adjourned meeting need not be given other than by announcement of the time and place of such adjourned meeting at the meeting at which the adjournment is taken; *provided, however*, that if the date of any adjourned meeting is more than 30 days after the date of the adjourned meeting, or if a new record date is fixed for the adjourned meeting, written notice of the place (unless such meeting is to be held solely by means of remote communication), date, and time of the adjourned meeting shall be given in conformity with Section 3 of this Article I. At any adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the original meeting.

Section 6.   Organization.

The Chairman of the Board or, in his or her absence, the President of the Corporation or, in the absence of both of the foregoing officers, a Vice President, or in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. The Secretary of the Corporation shall act as secretary of all meetings of the stockholders, but in the absence of the Secretary, the Chairman may appoint any person to act as secretary of the meeting. The Chairman of any meeting of stockholders shall determine the order of business and the procedures at the meeting, including such regulation of the manner of voting and the conduct of discussion as he or she deems to be appropriate.

Section 7.   Voting and Proxies.

Each stockholder of record as determined in accordance with Section 3 of Article V hereof shall have one vote for every share of stock entitled to vote which is registered in his or her name on the record date for the meeting, except as otherwise provided in the Certificate of Incorporation, herein or as required by law. Except as otherwise provided in the Certificate of Incorporation, all elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast. All voting, including on the election of directors but excepting where otherwise required by law, may be by a voice vote; *provided, however*, that upon demand therefor by a stockholder entitled to vote or his or her proxy, a vote by ballot shall be taken. Every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing filed with the secretary of the

2

meeting but no proxy shall be voted on after three (3) years from its date, unless said proxy provides for a longer period. Except as otherwise limited therein, proxies shall entitle the persons authorized thereby to vote at any adjournment of such meeting. Except as otherwise provided by law, by the Certificate of Incorporation, by these Bylaws, or in any agreement among the Corporation and the stockholders party thereto, all elections for directors shall be decided by plurality vote and all other matters shall be decided by a majority of the votes cast thereon.

Section 8. Action without Meeting.

Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, any action required to be or which may be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be (i) signed and dated by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and (ii) delivered to the Corporation within sixty (60) days of the earliest dated consent by delivery to its registered office in the State of Delaware (in which case delivery shall be by hand or by certified or registered mail, return receipt requested), its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Delivery of consents directly to the Corporation may be accomplished through electronic means.

Section 9. Stockholders List.

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in his or her name, shall be open to the examination of any such stockholder during ordinary business hours for a period of at least ten (10) days prior to the meeting, either (i) during ordinary business hours, at the principal place of business of the corporation or (ii) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting.

The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

Section 10. Addresses of Stockholders.

Each stockholder shall designate to the Secretary of the Corporation an address to which notices of meetings and all other corporate notices may be served upon or mailed to such stockholder, and if any stockholder shall fail to designate such address, corporate notices may be served upon such stockholder by mail or electronic mail directed to such stockholder at such stockholder's last known post office or electronic mail address.

Section 11. Tokens.

All references herein to "stockholders" or "stock" shall include holders of the Corporation's shares of the Corporation's capital stock designated as "token stock", and the tokens themselves, respectively.

ARTICLE II
BOARD

Section 1. Number, Election, Tenure and Qualification.

Except as otherwise specified in the Certificate of Incorporation, the number of directors which shall constitute the whole board shall be determined by resolution of the Board or by the stockholders at the annual meeting or at any special meeting of stockholders. The directors shall be elected at the annual meeting or at any special meeting of the stockholders, except as provided in Section 2 of this Article II, and each director elected shall hold office until his or her successor is elected and qualified, unless sooner displaced. Directors need not be stockholders.

Section 2. Vacancies and Newly Created Directorships.

Except as otherwise specified in the Certificate of Incorporation, any vacancy in the Board resulting from any increase in the authorized number of directors, death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the remaining directors, though less than a quorum, or the sole remaining director or, if there be no remaining directors, by a majority in interest of the holders of record of the stock having voting power at a special meeting of the stockholders called for the purpose. Except as otherwise provided by the Certificate of Incorporation, each director so elected shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship was apportioned pursuant to Section 1 of this Article II and until his or her successor, if any, shall have been duly elected and shall have qualified, or until his or her death or until he or she shall have resigned or shall have been removed in the manner herein provided. No decrease in the number of authorized directors constituting the Board shall shorten the term of any incumbent director.

Section 3. Resignation and Removal.

Any director may resign at any time upon written notice (including by electronic transmission) to the Corporation at its principal place of business or to the President or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. The acceptance of such resignation shall not be necessary to make it effective, irrespective of whether the resignation is tendered subject to such acceptance.

Subject to the rights of any class or series of capital stock of the Corporation to elect directors under specified circumstances set forth in the Certificate of Incorporation, any director or the entire Board may be removed, with or without cause, at any time by an affirmative vote of a majority in interest of the holders of record of the stock entitled to vote at an election of directors at a special meeting of the stockholders called for the purpose, unless otherwise

4

specified by law or the Certificate of Incorporation, and the vacancy in the Board caused by any such removal may, subject to the provisions of the Certificate of Incorporation, be filled by the stockholders at such meeting or by the Board in the manner provided in Section 1 of this Article II.

Section 4. Regular Meetings.

Regular meetings of the Board shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board and publicized among all directors. A written notice of each regular meeting shall not be required.

Section 5. Special Meetings.

Special meetings of the Board may be called by any director. The Secretary or an Assistant Secretary shall give notice of the time and place of each special meeting by mailing a written notice of the same to each director at his or her last known post office address or usual place of business at least three (3) business days before the meeting or by causing the same to be delivered personally or to be transmitted by facsimile, telephone or electronic mail at least twenty-four (24) hours before the meeting. Notice of any meeting of the Board need not be given to any director if he or she shall sign a written waiver thereof either before or after the time stated therein, or if he or she shall be present at the meeting and participate in the business transacted thereat, except if a director attends for the purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any meeting of the Board shall be a legal meeting without any notice thereof having been given if all of the members shall be present thereat. Unless otherwise indicated in the notice thereof, any and all business may be transacted at any special meeting.

Section 6. Quorum.

Except as otherwise specified in the Certificate of Incorporation, at any meeting of the Board, a majority of the total number of members of the Board shall constitute a quorum for all purposes and the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date, or time, without further notice or waiver thereof.

Section 7. Action by Consent.

Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee thereof.

Section 8. Participation in Meetings by Teleconference or Videoconference.

Members of the Board, or of any committee thereof, may participate in any meeting of such Board or committee by means of telephone or video conference or similar communications

Confidential

equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

Section 9. Conduct of Business.

At each meeting of the Board, business shall be transacted in such order and manner as the Chairman or, in his or her absence or non-election, the President or in the absence of both of the foregoing officers, another director selected by the Board to preside at such meeting, and all matters shall be determined by the vote of a majority of the directors present, except as otherwise provided herein or required by law. The Secretary, or in his or her absence, any person appointed by the Chairman shall act as secretary of the meeting.

Section 10. Powers.

The Board may, except as otherwise required by law, exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, including, without limiting the generality of the foregoing, the unqualified power:

(1) To declare dividends from time to time in accordance with law;

(2) To purchase or otherwise acquire any property, rights or privileges on such terms as it shall determine;

(3) To authorize the creation, making and issuance, in such form as it may determine, of written obligations of every kind, negotiable or non-negotiable, secured or unsecured, to borrow funds and guarantee obligations, and to do all things necessary in connection therewith;

(4) To remove any officer of the Corporation with or without cause, and from time to time to devolve the powers and duties of any officer upon any other person for the time being;

(5) To confer upon any officer of the Corporation the power to appoint, remove and suspend subordinate officers, employees and agents;

(6) To adopt from time to time such stock, option, stock purchase, bonus or other compensation plans for directors, officers, employees and agents of the Corporation and its subsidiaries as it may determine;

(7) To adopt from time to time such insurance, retirement, and other benefit plans for directors, officers, employees and agents of the Corporation and its subsidiaries as it may determine;

(8) To qualify the Corporation to do business as a foreign corporation in any one or more foreign jurisdictions and for withdrawal therefrom; and,

(9) To adopt from time to time regulations, not inconsistent with these By-Laws, for the management of the Corporation's business and affairs.

Section 11.   Compensation of Directors.

Directors, as such, may receive, pursuant to a resolution of the Board, fixed fees and other compensation for their services as directors, including, without limitation, their services as members of committees of the Board.

ARTICLE III
COMMITTEES

Section 1.   Committees of the Board.

The Board, by a vote of a majority of the Board, may from time to time designate committees of the Board, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board and shall, for those committees elect at least two (2) directors to serve as the members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board and not otherwise prohibited by law, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, but no such committee shall have the power or authority to (i) amend the Certificate of Incorporation or these Bylaws, (ii) adopt an agreement of merger or consolidation, (iii) recommend to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets or a dissolution of the Corporation, or (iv) declare any dividend or authorize the issuance of shares in the capital stock of the Corporation. The Board may designate other directors as alternate members to replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board to act at such meeting in the place of the absent or disqualified member. A committee may make such rules for the conduct of its business and may appoint such committees and assistants as it shall, from time to time deem necessary for the transaction of business of such committee. Regular meetings of a committee shall be held at such times as such committee shall from time to time by resolution determine.

Section 2.   Conduct of Business.

Each committee may determine the procedural rules for meeting (including notice of meeting to committee members) and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. One third (1/3rd) of the committee members shall constitute quorum and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of such committee. Members of any such committee may participate in any committee meeting by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

7

ARTICLE IV
OFFICERS

Section 1. Executive Officers.

The officers of the Corporation shall be the President, the Treasurer, the Secretary and such other officers as the Board may determine, including, but not limited to, the Chairman of the Board, Chief Executive Officer, one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries.

Section 2. Election.

The Chairman of the Board, if any, the President, the Treasurer and the Secretary, shall be elected annually by the Board at their first meeting following the annual meeting of the stockholders. The Board or such officer of the Corporation as it may designate, if any, may, from time to time, elect or appoint such other officers as it or he or she may determine, including, but not limited to, one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries.

Section 3. Qualification.

No officer need be a stockholder. The Chairman of the Board, if any, and any Vice Chairman appointed to act in the absence of the Chairman, if any, shall be elected by and from the Board, but no other officer need be a director. Two or more offices may be held by any one person.

Section 4. Term of Office

Each officer elected by the Board or appointed by a committee of the Board shall hold office until his or her successor is elected or appointed and qualified at the first meeting of the Board or such committee following the next annual meeting of the stockholders, or until he or she dies, resigns, is removed or becomes disqualified, unless a shorter term is specified in the vote electing or appointing said officer. Each officer appointed by an officer designated by the Board to appoint such officer, if any, shall hold office until his or her successor is appointed and qualified, or until he or she dies, resigns, is removed or becomes disqualified, unless a shorter term is specified by any agreement or other instrument appointing such officer.

Section 5. Resignation and Removal

Any officer may resign by giving written notice of his or her resignation to the Chairman of the Board, if any, the President, or the Secretary, or to the Board at a meeting of the Board, and such resignation shall become effective immediately or at such other time specified therein. Any officer may be removed from office with or without cause by vote of a majority of the directors. Any officer appointed by an officer or committee designated by the Board to elect or appoint such officer, if any, may also be removed with or without cause by such officer or committee, as applicable.

Section 6.   Vacancies.

Any vacancy occurring in any such office by death, resignation, removal or otherwise shall be filled for the unexpired portion of the term by the Board, the committee or the officer of the Corporation designated by the Board to appoint such officer.

Section 7.   Chairman of the Board.

The Chairman of the Board, if any, shall preside at all meetings of the Board and stockholders at which he or she is present and shall have such authority and perform such duties as may be prescribed by these By-Laws or from time to time be determined by the Board.

Section 8.   President.

The President shall have general direction of the affairs of the Corporation and general supervision over its several officers, subject, however, to the control of the Board of Directors. The President shall at each annual meeting of stockholders and from time to time report to the stockholders and to the Board of Directors all matters within his knowledge which the interest of the Corporation may require to be brought to their notice; may sign with the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary any or all certificates of stock of the Corporation; in the absence of the Chairman of the Board, shall preside at all meetings of the stockholders and at all meetings of the Board of Directors; shall have the power to sign and execute in the name of the Corporation all contracts or other instruments authorized by the Board of Directors, and in general shall perform all duties incident to the office of President and such other duties as from time to time may be assigned to him by the Board of Directors or as are prescribed by these Bylaws.

Section 9.   Vice Presidents.

Each Vice President shall have such powers and shall perform such duties as may from time to time be assigned to him by the Board of Directors or by the President; and shall have the power to sign and execute in the name of the Corporation all contracts or other instruments authorized by the Board of Directors, except where the Board of Directors or the Bylaws shall expressly delegate or permit some other officer to do so. A Vice President may also sign with the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, certificates of stock of the Corporation.

Section 10.   Treasurer and Assistant Treasurers.

The Treasurer shall have charge and custody of, and be responsible for, all funds and securities of the Corporation, and deposit all such funds in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of these Bylaws; at all reasonable times exhibit his books of account and records, and cause to be exhibited the books of account and records of any corporation controlled by the Corporation, to any of the directors of the Corporation upon application during business hours at the office of the Corporation, or such other corporation where such books and records are kept; render a statement of the condition of the finances of the Corporation at all regular meetings of the Board of Directors and a full financial report at the annual meeting of stockholders, if called upon to do so; receive and give receipts for moneys due and payable to the Corporation from any source whatsoever; may sign with the President or Vice President certificates of stock of the Corporation; and, in general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the Board of Directors or the President.

At the request of the Treasurer, or in his absence or disability, an Assistant Treasurer shall perform the duties of the Treasurer, and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the Treasurer. An Assistant Treasurer shall perform such duties as from time to time may be assigned to him by the President, the Treasurer or the Board of Directors.

Section 11.   Secretary and Assistant Secretaries.

The Board shall appoint a Secretary and, in his or her absence or disability, an Assistant Secretary. The Secretary or, in his or her absence, any Assistant Secretary, shall keep or cause to be kept the minutes of the meetings of the stockholders, of the Board and of any committee when so required and shall record all votes of the Board and minutes of the proceedings at such meetings. The Secretary and, in his or her absence, an Assistant Secretary shall see that all notices are duly given in accordance with the provisions of these Bylaws and as required by law; shall be custodian of the corporate records of the Corporation, shall keep or cause to be kept a register of the post office address of each stockholder, may sign with the President or Vice President certificates of stock of the Corporation; and, in general, the Secretary shall perform all duties incident to the office of Secretary and such other duties as may from time to time be determined by the Board.

Section 12.   Action with Respect to Securities of Other Corporations.

Unless otherwise directed by the Board, the President, the Treasurer or any officer of the Corporation authorized by the President shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation in which this Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other corporation.


ARTICLE V
CAPITAL STOCK


Section 1.   Certificates of Stock.

Certificates for shares of the capital stock of the Corporation shall be in such form, not inconsistent with law, as shall be approved by the Board of Directors. The Corporation may issue such certificates in an electronic format pursuant to an online securities management platform. All certificates shall be numbered in order of their issue, and shall be signed by the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Corporation, and the seal of the Corporation shall be affixed thereto. The signatures of any of such officers and the seal of the Corporation upon such certificate may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may nevertheless be issued and delivered by the Corporation with the same effect as if he were such officer, transfer agent or registrar. Notwithstanding the foregoing, the Corporation may, in its discretion, issue some or all of any or all classes or series of stock of the Corporation as uncertificated shares, including uncertificated shares recorded on a blockchain ledger.

Section 2. Transfers of Stock.

Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation or by transfer agents designated to transfer shares of the stock of the Corporation or, if applicable, on the relevant blockchain associated with such shares. Except where a certificate is issued in accordance with Section 4 of this Article V, or in the case of uncertificated shares, an outstanding certificate for the number of shares involved shall be surrendered for cancellation before a new certificate is issued therefor.

Section 3. Record Date.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not precede the date on which it is established, and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, more than ten (10) days after the date on which the record date for stockholder consent without a meeting is established, nor more than sixty (60) days prior to any other action. In such case only stockholders of record on such record date shall be so entitled notwithstanding any transfer of stock on the books of the Corporation after the record date.

If no record date is fixed, (a) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, (b) the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in this state, to its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded, and (c) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 4. Lost, Stolen or Destroyed Certificates.

In the event of the loss, theft or destruction of any certificate of stock, another may be issued in its place pursuant to such regulations as the Board may establish concerning proof of

11

such loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.

ARTICLE VI
RIGHT OF FIRST REFUSAL

In the event the Corporation receives a bona fide offer for the purchase of a horse (the "Offer"), and the board and management intend on accepting such Offer, then the Corporation shall provide notice of such Offer to each holder of 5% or more of the outstanding shares of Series A Common Stock (a "Major Investor") and each Major Investor shall have the opportunity to offer to acquire said horse at a 2% premium to the Offer price and otherwise on the same terms and conditions as the Offer (a "Shareholder Offer"). A Major Investor shall be entitled to apportion the right of first refusal hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of such Major Investor ("Investor Beneficial Owners").

The Corporation shall give notice (the "Offer Notice") to each Major Investor, stating the price and terms of such Offer. Within 5 days after the Offer Notice is given, or such later date as determined by the Board (the "Reply Date") any Major Investor interested in making a Shareholder Offer shall so notify the Corporation.

If there is no Shareholder Offer by the Reply Date, the Corporation may, but shall not be obligated to, accept the original Offer. If there is more than one Shareholder Offer by the Reply Date, the Corporation shall notify each Major Investor that delivered a Shareholder Offer (each, an "Exercising Investor") that there are competing Exercising Investors and that he or she shall have an additional 5 days, of more if determined by the Board (such date being the "Final Offer Date"), to make a best and final offer (each, a "Final Offer"), which may be at the same price as the original Shareholder Offer or higher, and may be on the same terms as the original Shareholder Offer or better. At the end of such period, the Corporation will evaluate each Final Offer and determine which Final Offer to accept. Such decision shall be made by the Board of Directors in its sole discretion. The closing of any sale to an Exercising Investor pursuant to Article VI shall occur within 10 days of the Reply Date or the Final Offer Date, as applicable, or such later date as the Board determines.

ARTICLE VII
INDEMNIFICATION

Section 1.   Actions other than by or in the Right of the Corporation.

The Corporation (i) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise and (ii) may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was an employee or agent of the Corporation, in either case, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Section 2.   Actions by or in the Right of the Corporation.

The Corporation (i) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise and (ii) may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was an employee or agent of the Corporation, in either case, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly

13

and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

Section 3.   Success on the Merits.

To the extent that any person described in Section 1 or Section 2 of this Article VI has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in said Sections, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

Section 4.   Specific Authorization.

Any indemnification under Section 1 or Section 2 of this Article VI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of any person described in said Sections is proper in the circumstances because he or she has met the applicable standard of conduct set forth in said Sections. Such determination shall be made (1) by the Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders of the Corporation.

Section 5.   Advance Payment.

Expenses (including attorneys' fees) incurred in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board upon receipt of an undertaking by or on behalf of any person described in Section 1 or 2 of this Article VI to repay such amount if it shall ultimately be determined that he or she is not entitled to indemnification by the Corporation as authorized in this Article VI.

Section 6.   Non-Exclusivity.

The indemnification and advancement of expenses provided by, or granted pursuant to, the other Sections of this Article VI shall not be deemed exclusive of any other rights to which those provided indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

Section 7.   Insurance.

The Board may authorize, by a vote of the majority of the full board, the Corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of this Article VI.

Section 8.   **Continuation of Indemnification and Advancement of Expenses**.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 9.   **Intent of Article**.

The intent of this Article is to provide for indemnification and advancement of expenses to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware. To the extent that such Section or any successor section may be amended or supplemented from time to time, this Article shall be amended automatically and construed so as to permit indemnification and advancement of expenses of officers and directors of the Corporation to the fullest extent from time to time permitted by law.

ARTICLE VIII
CERTAIN TRANSACTIONS

Section 1.   **Transactions with Interested Parties**.

No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction or solely because the votes of such director or officer are counted for such purpose, if:

(a)   The material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(b)   The material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(c)   The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board, a committee thereof, or the stockholders.

Section 2.   **Quorum**.

Confidential

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

ARTICLE IX
MISCELLANEOUS

Section 1.   **Facsimile Signatures.**

In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board or a committee thereof.

Section 2.   **Contracts, Checks, Drafts, Bank Accounts, Etc.**

Except as otherwise provided in these Bylaws, the Board may authorize any officer or agent of the Corporation to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances; and, unless so authorized by the Board or by such Committee or by these Bylaws, no agent or employee, other than an officer of the Corporation acting within the scope of his authority, shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or to any amount.

Section 3.   **Conflict with Applicable Law or Certificate of Incorporation.**

Whenever these Bylaws conflict with any applicable law or the Certificate of Incorporation, such law or the Certificate of Incorporation, as applicable, shall govern.

Section 4.   **Amendments.**

These Bylaws may be amended, rescinded or repealed by the stockholders or by the Board, to the extent that such power is conferred upon the Board by the Certificate of Incorporation, at any meeting of the stockholders or of the Board and in the event of repeal, new Bylaws not inconsistent with any provision of the Certificate of Incorporation or any provision of law may be made by the affirmative vote of the majority of the Board; provided notice of the proposed change was given in the notice of the meeting or, in the case of a meeting of the Board, in a notice given not less than two (2) days prior to the meeting.

16